Goodyear Tire & Rubber Company

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.

Goodyear Tire & Rubber Company shareholder since 2011.

Vote FOR Proposal 4
During the 20 minute remote April 6, 2020 shareholder meeting Goodyear management cut off the microphone as Proposal 4 was being presented.

Below is the text of Proposal 4 which was being read when Goodyear management cut the microphone.

The polls should be reopened so that shareholders can vote based on the full text of the Proposal 4 presentation:

Proposal 4 – Enable Shareholders to Vote on Bylaw and Charter Amendments

Sponsored by John Chevedden.

Shareholders request that the Board of Directors take the steps necessary to adopt a bylaw so that any amendment to the bylaws or charter, that is approved by the board, shall be subject to a non-binding shareholder vote as soon as practical.

It is important that bylaw and charter amendments take into consideration the impact that such amendments can have on limiting the rights of shareholders and on reducing the accountability of directors and managers. A proxy advisor recently adopted a policy to vote against directors who unilaterally adopt bylaw provisions or amendments to the articles of incorporation that materially diminish shareholder rights. Bylaw amendments without shareholder approval can be a sneaky way for the Board of Directors to limit the rights of shareholders or allow management to escape shareholder accountability.

It is particularly important to increase the voice and rights of shareholders in a year in which our stock has fallen from $20 to $5. Goodyear stock is now priced lower than it was in 1962.

Mr. Richard Kramer, our combined CEO/COB received our highest negative votes in 2019. Plus our former Lead Director, Warren McCollough, received our second highest negative votes. This leads to a question for our new Lead Director, Laurette Koellner, who claims to be focused on shareholder engagement in her introduction to the 2020 annual meeting proxy:

What engagement was there with the shareholders who rejected executive pay in 2018 and 2019? 9% of shares rejected executive pay in both 2018 and 2019 when a 5% rejection is the norm at many companies. It is especially important that executive pay have the proper incentives.

Goodyear was vulnerable to an attack from an activist investor, according to shareholder-activism intelligence firm Activist Insight in an August 2019 article.

Goodyear’s stock plunged 43% year-to-date as Goodyear’s sales went into reverse.

Five-year total shareholder returns of minus-49% also fall far below the S&P 500 average of plus-63%.

Activist shareholders could demand a cost-cutting program or even call for a strategic alternatives process with a view to selling the company.

According to a published commentary this Sunday by John Floyd, titled “Goodyear faces dilemma with Gadsden plant”
Goodyear has an inventory of 12 million tires when the normal inventory is 6 million tire.

Decline in market share and sales volume have been the defining mark of Mr. Kramer’s tenure as chief executive officer. In 2011, Goodyear’s sales were $22 billion. There has been a precipitous drop in sales virtually every year since then. Sales diminished to $14 billion in 2019, a decrease of $8 billion from the time Mr. Kramer became CEO.

As far Goodyear’s profitability, Mr. Kramer’s record is nothing less than pitiful. Goodyear’s profitability fell steadily during the past four years, culminating with a company loss of $311 million in 2019.

Goodyear now seems to blaming all its long-standing problems on COVID 19.
Please vote yes:

Proposal 4 – Enable Shareholders to Vote on Bylaw and Charter Amendments

Under these adverse circumstances Goodyear shareholders need as many avenues as possible to have input in regard to the management of the company.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4 by following the instructions provided in the management proxy distribution.